Carole Spangler Vaughn

From:	Carole Spangler Vaughn
Sent:	Monday, January 12, 2026 12:51 PM
To:	cphensley
Subject:	Hi and an opportunity

Hi Preston,
I hope all is well. We're puttering along. We continue to have fun adventures in the Airstream – meeting good folks as we go along. Gives a new meaning to working remotely!

As you know, I've been working with Eisana Health for quite a few years. We are working hard to prevent a very nasty side effect from cancer treatment – permanent nerve damage in hands and feet caused by common chemo drugs. We hope to be on market within a year and this will help hundreds of thousands of cancer patients.

We are raising money right now, and are using equity crowdfunding on the Wefunder platform. Equity crowdfunding is a legal way, controlled by the Securities and Exchange Commission (SEC), to make it easy for everyone to participate in investing. As a first step, to be compliant, we need to secure $50,000 in pledges. Once we reach $50,000 in commitments, our campaign can go live and you, and others, will be able to invest in our company. Our minimum is $100 and Wefunder will keep track of everyone's investment so that if we have a successful exit, each investor will be rewarded. You can find additional information about our company here: https://wefunder.com/eisana.health

I'd love for you to join us on our mission to improve the quality of life of cancer survivors.

Feel free to give me a call if you want to chat.
Carole

Required disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Carole Spangler Vaughn, PhD, MBA
CEO

EISANA HEALTH

Carole Spangler Vaughn

From: Carole Spangler Vaughn
Sent: Tuesday, January 13, 2026 9:21 AM
To: Eisana Investor List
Subject: An important ask from Eisana Health

Dear Investors in Eisana Health,
I hope all is well and your 2026 is off to a great start.

As you know, the fundraising environment for pre-revenue start-ups is dismal. We have decided to try equity crowdfunding using the Wefunder platform. If you aren't familiar with equity crowdfunding, it is a legal way, controlled by the Securities and Exchange Commission (SEC), to make it easy for everyone, not just accredited investors, to participate in investing with very low minimums ($100).

As a first step, to be compliant, **we need to secure $50,000 in pledges.** Once we reach $50,000 in commitments, our campaign can go live and reach hundreds of people to potentially invest in our company. This will be an equity investment in Eisana Health and Wefunder will keep track of everyone's investment so that if we have a successful exit, each investor will get a pay-out. Wefunder will also consolidate all investors into one SPV so there will only be one line on our cap table.

I am asking each of you to pledge to invest $1,000 (or more) to help us hit the $50k goal, so that we can go live. This is super important. If we don't hit $50k, all the pledges are voided and we lose this creative opportunity to raise capital. **I made my $1,000 pledge yesterday.**

You can find additional information about our raise here: https://wefunder.com/eisana.health

We are working very hard to prevent a very nasty side effect from cancer treatment – permanent nerve damage in hands and feet caused by common chemo drugs. For any of you who know the breast cancer space, we just got the most well-known breast cancer oncologist to agree to be an advisor, Dr. Hope Rugo at UCSF and City of Hope. This is very big news and great validation. She is very excited about what we are doing and wants to help. We hope to be on market within a year and we will help hundreds of thousands of cancer patients.

We really need your help, now.

Feel free to give me a call if you want to chat.
Carole

Required disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Carole Spangler Vaughn, PhD, MBA
CEO



Carole Spangler Vaughn

From:	Carole Spangler Vaughn
Sent:	Tuesday, January 13, 2026 9:57 AM
To:	Christian Felder
Subject:	A compelling opportunity from Eisana Health

Hi Christian,
I hope all is well.

As you know, I've been working with Eisana Health (www.eisana.com) for quite a few years. We are working very hard to prevent a very nasty side effect from cancer treatment – permanent nerve damage in hands and feet caused by common chemo drugs. We hope to be on market within a year and this will help hundreds of thousands of cancer patients.

We are raising money right now, and are using equity crowdfunding on the Wefunder platform. Equity crowdfunding is a legal way, controlled by the Securities and Exchange Commission (SEC), to make it easy for everyone to participate in investing. As a first step, to be compliant, **we need to secure $50,000 in pledges**. Once we reach $50,000 in commitments, our campaign can go live and will be accessible by hundreds of people. Our minimum is $100 and Wefunder will keep track of everyone's investment so that if we have a successful exit, each investor will be rewarded. You can find additional information and a button to "reserve" a pledge here: https://wefunder.com/eisana.health

I'd love for you to join us on our mission to improve the quality of life of cancer survivors.

Feel free to give me a call if you want to chat.
Carole

Required disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Carole Spangler Vaughn, PhD, MBA
CEO

EISANA
HEALTH

Carole Spangler Vaughn

From:	Carole Spangler Vaughn
Sent:	Tuesda Januar 13 2026 10:13 AM
To:	[redacted]
Subject:	A compelling opportunity from Eisana Health

Dear Boston Harbor Investors,
I hope all is well. I've decided it's likely impossible to get a meeting with all of you, so I'll offer you another way to get involved. I hope you give this serious consideration.

As you know, I've been working with Eisana Health (www.eisana.com) for quite a few years. We are working very hard to prevent a very nasty side effect from cancer treatment – permanent nerve damage in hands and feet caused by common chemo drugs. We hope to be on market within a year and this will help hundreds of thousands of cancer patients.

Since the fundraising environment for pre-revenue hardware startups is so dismal, we are going to try using equity crowdfunding on the Wefunder platform. Equity crowdfunding is a legal way, controlled by the Securities and Exchange Commission (SEC), to make it easy for everyone to participate in investing. As a first step, to be compliant, **we need to secure $50,000 in pledges**.

Once we reach $50,000 in commitments, our campaign can go live and will be accessible by hundreds of people. Our minimum is $100 and Wefunder will keep track of everyone's investment so that if we have a successful exit, each investor will be rewarded. Also, Wefunder will consolidate all investors into one SPV so there will only be one line on our cap table. You can find additional information and a button to "reserve" a pledge here:
https://wefunder.com/eisana.health

I'll add one more bit of exciting news. For any of you who know the breast cancer space, we just got the most well-known breast cancer oncologist to agree to be an advisor, Dr. Hope Rugo at UCSF and City of Hope. This is very big news and great validation. She is very excited about what we are doing and wants to help.

I'd love for you to join us on our mission to improve the quality of life of cancer survivors.

Feel free to give me a call if you want to chat.
Carole

Required disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Carole Spangler Vaughn, PhD, MBA
CEO

EISANA
HEALTH



Carole Spangler Vaughn

From:	Jessica Urban
Sent:	Wednesday, January 14, 2026 11:22 AM
To:	Carole Spangler Vaughn
Subject:	Fwd: Eisana Health

For your files...

Begin forwarded message:

From: Jessica Urban <[redacted]
Subject: Eisana Health
Date: Januar 14 2026 at 9:03:35 AM PST
[redacted]

Here's the official info…

As you know, I've been working with Eisana Health for a few years. We are working hard to prevent a very nasty side effect from cancer treatment – permanent nerve damage on hands and feet. We hope to be on market within a year. This will help hundreds of thousands of cancer patients.

We are raising money right now, and are using equity crowdfunding on the Wefunder platform. Equity crowdfunding is a legal way, controlled by the Securities and Exchange Commission (SEC), to let everyone participate in investing. As a first step, to be compliant, we need to secure $50,000 in pledges. Once we reach $50,000 in commitments, our campaign can go live and you will be able to invest in our company. Our minimum is $100 and Wefunder will keep track of everyone's investment so that if we have a successful exit, each investor will be rewarded. If you can help and want to offer a pledge of support, here is the link: https://wefunder.com/eisana.health

I'd love for you to join us on our mission to improve the quality of life of cancer survivors.

Required disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

I'm happy to hop on a call and tell you more about what we are doing or answer any questions.

Please let me know if there are others you think would be interested I can reach out to.

Best,
Jessica

Carole Spangler Vaughn

From: Jessica Urban
Sent: Wednesday, January 14, 2026 12:38 PM
To: Carole Spangler Vaughn
Subject: Fwd: Eisana Health

Another one...

Begin forwarded message:

From: Jessica Urban <[redacted]
Subject: Eisana Health
Date: January 14, 2026 at 10:35:51 AM PST
To: Maren L Nelson <[redacted]

Here's the official info...

As you know, I've been working with Eisana Health for a few years. We are working hard to prevent a very nasty side effect from cancer treatment – permanent nerve damage on hands and feet. We hope to be on market within a year. This will help hundreds of thousands of cancer patients.

We are raising money right now, and are using equity crowdfunding on the Wefunder platform. Equity crowdfunding is a legal way, controlled by the Securities and Exchange Commission (SEC), to let everyone participate in investing. As a first step, to be compliant, we need to secure $50,000 in pledges. Once we reach $50,000 in commitments, our campaign can go live and you will be able to invest in our company. Our minimum is $100 and Wefunder will keep track of everyone's investment so that if we have a successful exit, each investor will be rewarded. If you can help and want to offer a pledge of support, here is the link: https://wefunder.com/eisana.health

I'd love for you to join us on our mission to improve the quality of life of cancer survivors.

Required disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

I'm happy to hop on a call and tell you more about what we are doing or answer any questions.

Please let me know if there are others you think would be interested I can reach out to.

Best,
Jessica

Carole Spangler Vaughn

From:	Carole Spangler Vaughn
Sent:	Thursday, January 15, 2026 3:16 PM
To:	Jennifer Gewandter; Kolb, Noah
Subject:	A compelling opportunity from Eisana Health

Hi Noah and Jenn,
I hope all is well. Here's the start to our Wefunder campaign. This is the email I've sent out to kick this off. Feel free to forward this to anyone you think might want to help out. Our minimum is $100 so it's pretty accessible.
Thanks!
Carole

As you know, I've been working with Eisana Health (www.eisana.com) for a few years. We are working very hard to prevent a very nasty side effect from cancer treatment – permanent nerve damage in hands and feet caused by common chemo drugs. We hope to be on market within a year and this will help hundreds of thousands of cancer patients.

We are raising money right now, and are using equity crowdfunding on the Wefunder platform. Equity crowdfunding is a legal way, controlled by the Securities and Exchange Commission (SEC), to make it easy for everyone to participate in investing. As a first step, to be compliant, **we need to secure $50,000 in pledges**. Once we reach $50,000 in commitments, our campaign can go live and will be accessible by hundreds of people. Our minimum is $100 and Wefunder will keep track of everyone's investment so that if we have a successful exit, each investor will be rewarded. You can find additional information and a button to "reserve" a pledge here: https://wefunder.com/eisana.health

I'd love for you to join us on our mission to improve the quality of life of cancer survivors.

Feel free to give me a call if you want to chat.
Carole

Required disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Carole Spangler Vaughn, PhD, MBA
CEO

EISANA HEALTH



Carole Spangler Vaughn

From:	Carole Spangler Vaughn
Sent:	Thursday, January 15, 2026 3:21 PM
To:	[redacted]
Subject:	A compelling opportunity from Eisana Health

Hey Greg!
How's retirement? Is it strange? I'm having a hard time wrapping my head around the concept…but in April, I'll be signing up for Medicare. We are so old.

The guys are doing a great job for us, but I do miss you! At their prodding, we did go ahead and buy a big ol' truck and an Airstream. It's been a blast.

As you know, I've been working with Eisana Health (www.eisana.com) for a few years. We are working very hard to prevent a very nasty side effect from cancer treatment – permanent nerve damage in hands and feet caused by common chemo drugs. We hope to be on market within a year and this will help hundreds of thousands of cancer patients.

We are raising money right now, and are using equity crowdfunding on the Wefunder platform. Equity crowdfunding is a legal way, controlled by the Securities and Exchange Commission (SEC), to make it easy for everyone to participate in investing. As a first step, to be compliant, **we need to secure $50,000 in pledges**. Once we reach $50,000 in commitments, our campaign can go live and will be accessible by hundreds of people. Our minimum is $100 and Wefunder will keep track of everyone's investment so that if we have a successful exit, each investor will be rewarded. You can find additional information and a button to "reserve" a pledge here: https://wefunder.com/eisana.health

I'd love for you to join us on our mission to improve the quality of life of cancer survivors. Or, Greg, if you know someone (like a cancer survivor) who might like to help, feel free to forward this email.

Feel free to give me a call if you want to chat.
Carole

Required disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Carole Spangler Vaughn, PhD, MBA
CEO

EISANA
HEALTH

[redacted]

Carole Spangler Vaughn

From: Carole Spangler Vaughn
Sent: Frida , Januar 16, 2026 11:32 AM
To: [redacted]
Subject: Eisana Health: Launching an SEC-Regulated Equity Crowdfunding Campaign

Hey Peg,
Great to catch up. I forgot to tell you that I talked to Preston…he's 80!!! Substitute teaching at an elementary school. It sounds like they give him problem kids to babysit. Anyhow, he sounds like the same ol Preston, only old. Yikes 80.

Anyhow, here's the email I've been sending out. Feel free to edit however you need to, if you think it's appropriate. No pressure.

As you know, I've been working with Eisana Health (www.eisana.com) for a few years. We are working very hard to prevent a very nasty side effect from cancer treatment – permanent nerve damage in hands and feet caused by common chemo drugs. We hope to be on market within a year and this will help hundreds of thousands of cancer patients.

We are raising money right now, and are using equity crowdfunding on the Wefunder platform. Equity crowdfunding is a legal way, controlled by the Securities and Exchange Commission (SEC), to make it easy for everyone to participate in investing. As a first step, to be compliant, **we need to secure $50,000 in pledges**. Once we reach $50,000 in commitments, our campaign can go live and will be accessible by hundreds of people. Our minimum is $100 and Wefunder will keep track of everyone's investment so that if we have a successful exit, each investor will be rewarded. You can find additional information and a button to "reserve" a pledge here: https://wefunder.com/eisana.health

I'd love for you to join us on our mission to improve the quality of life of cancer survivors.

Feel free to give me a call if you want to chat.
Carole

Required disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Carole Spangler Vaughn, PhD, MBA
CEO

EISANA
HEALTH

[redacted]

Carole Spangler Vaughn

From:	Carole Spangler Vaughn
Sent:	Monday, January 19, 2026 10:25 AM
To:	Hope Rugo MD
Subject:	Eisana Health: Launching an SEC-Regulated Equity Crowdfunding Campaign

Hi Dr. Rugo,
As soon as we get funding in, I'll assemble all the Medical Advisors to talk about a pilot study. So, stay tuned.

In the meantime, I agree, I think a crowdfunding campaign might just help. We were actually working on this prior to our conversation. Here's what we've got in case you are interested or know others who might be interested in being part of a nifty solution to a big problem.

As you know, I've been working with Eisana Health (www.eisana.com) for a few years. We are working very hard to prevent a very nasty side effect from cancer treatment – permanent nerve damage in hands and feet caused by common chemo drugs. We hope to be on market within a year and this will help hundreds of thousands of cancer patients.

We are raising money right now, and are using equity crowdfunding on the Wefunder platform. Equity crowdfunding is a legal way, controlled by the Securities and Exchange Commission (SEC), to make it easy for everyone to participate in investing. As a first step, to be compliant, **we need to secure $50,000 in pledges**. Once we reach $50,000 in commitments, our campaign can go live and will be accessible by hundreds of people. Our minimum is $100 and Wefunder will keep track of everyone's investment so that if we have a successful exit, each investor will be rewarded. You can find additional information and a button to "reserve" a pledge here: https://wefunder.com/eisana.health

I'd love for you to join us on our mission to improve the quality of life of cancer survivors.

Feel free to give me a call if you want to chat.
Carole

Required disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Carole Spangler Vaughn, PhD, MBA
CEO

EISANA HEALTH



Carole Spangler Vaughn

From: Carole Spangler Vaughn
Sent: Monda Januar 19 2026 12:24 PM
To: [redacted]
Subject: Up ate on my start-up Eisana Health

Dear Stacie,
Jonathan is loving his job. Thank you so much for being such a great role model and supporter of his. I heard you moved – that's exciting. I get updates on Blake from Caroline. It's amazing how quickly time is flying by – our kids are young adults!

We've made a ton of progress on our medical device since you and I talked a few years back. We've turned the idea into a real device that clinicians are clamoring for. I just signed on the most well-known breast cancer oncologist from UCSF/City of Hope, Dr. Hope Rugo. She's super excited about what we are doing and is all in on supporting us. We also have support from MD Anderson, Mayo Clinic (we were invited into their Innovation Exchange), and Kaiser Permanente. And, we've received funding from the National Cancer Institute and the American Cancer Society.

As a reminder, we are working very hard to prevent a very nasty side effect from cancer treatment – permanent nerve damage in hands and feet caused by common chemo drugs. Two of the worst offenders are Taxol (breast, ovarian and lung cancers) and oxaliplatin (colorectal and bladder cancers). We hope to be on market within a year and this device will help hundreds of thousands of cancer patients.

We are raising money right now, and are using equity crowdfunding on the Wefunder platform. We are looking for people who have been touched by cancer and want to be part of the solution to help cancer survivors live a better life. Equity crowdfunding is a legal way, controlled by the Securities and Exchange Commission (SEC), to make it easy for everyone to participate in investing. As a first step, to be compliant, **we need to secure $50,000 in pledges**. Once we reach $50,000 in commitments, our campaign can go live and will be accessible by hundreds of people. Wefunder will keep track of everyone's investment so that if we have a successful exit, each investor will be rewarded. You can find additional information on our company and a button to "reserve" a pledge here: https://wefunder.com/eisana.health
The money we raise will help get this device to patients.

I'd love for you to join us on our mission to improve the quality of life of cancer survivors. Or, if you know someone (like a cancer survivor) who might like to help, feel free to forward this email.

Feel free to give me a call if you want to chat, and say hi to Rob!
Carole

Required disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Carole Spangler Vaughn, PhD, MBA
CEO



Carole Spangler Vaughn

From: Carole Spangler Vaughn
Sent: Monday, January 19, 2026 12:29 PM
To: 'Julie Eastland'
Cc: [redacted]
Subject: RE: Outreach from old Dendreon colleague

Hi Julie,
I hope JPM was successful for you!

In the meantime, we've launched an equity crowdfunding campaign on Wefunder. I'm sure you've bumped into this before. We chose Wefunder because they consolidate all the investors into one SPV so there's only one line on the cap table. And, Wefunder will keep track of everyone's investment so that if we have a successful exit, each investor will be rewarded.

As a first step, to be compliant, **we need to secure $50,000 in pledges**. Once we reach $50,000 in commitments, our campaign can go live and will be accessible by hundreds of people. You can find additional information on our company and a button to "reserve" a pledge here: https://wefunder.com/eisana.health The money we raise will help get this device to patients.

I'd love for you to join us on our mission to improve the quality of life of cancer survivors. Or, if you know someone (like a cancer survivor) who might like to help, feel free to forward this email.

Feel free to give me a call if you want to chat.
Carole

Required disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: Carole Spangler Vaughn
Sent: Friday, January 9, 2026 8:49 AM
To: 'Julie Eastland' [redacted]
Cc: [redacted]
Subject: RE: Outreach from old Dendreon colleague

Hi Julie,
We have $50k in on the raise – aiming for $1M. This is our second raise – in 2022 we raised $900k also on a Convertible Note.

Our minimum check size is $25k.
Carole

From: Julie Eastland [redacted]
Sent: Thursday, January 8, 2026 11:00 PM
To: Carole Spangler Vaughn [redacted]

Cc: [redacted]
Su ec : e: u reac rom o endreon colleague

Hi Carole and Marty!
Super interesting and such a real need for patients.

Carole, So glad you are doing well and hats off for developing this practical product.

Can you tell me where you are on the raise and what the average check size is?

Thanks.

Best regards,
Julie

On Jan 8, 2026, at 2:53 PM, Carole Spangler Vaughn [redacted] wrote:

Hi Julie,
Happy New Year! I hope your holidays were nice.

I actually went from Seattle to Hawaii to Texas. Talk about culture shock. My husband (Coast Guard) was stationed in Hawaii for 3 years and we LOVED it. When that came to an end, he retired and took a job at Exxon…hence the move to Texas. The kids will never forgive us for leaving Hawaii…

I am circling back to see if you have any interest in investing. We made a 2 minutes intro video which will bring you up to speed quickly: https://www.youtube.com/watch?v=J-PYNyHVyys

Do you want to set up some time to chat? I'd love to hear what you are up to.
Carole

From: Julie Eastland [redacted]
Sent: Friday, November 14, 2025 2:00 PM
To: Carole Spangler Vaughn <[redacted]
Cc: [redacted]
Subject: RE: Outreach from old Dendreon colleague

Hi Carole,
Wonderful to hear about your start up and the focus. I will take a look at the deck and be back in touch. Did you move to Texas (probably a long time ago!!)
Julie

Julie Eastland

[redacted]

From: Carole Spangler Vaughn [redacted]
Sent: Friday, November 7, 2025 10:36 AM
To: Julie Eastland [redacted]
Cc: [redacted]
Subject: Outreach from old Dendreon colleague

CAUTION: This email originated from outside the organization. Do not click links or open attachments unless you recognize the sender and know the content is safe.

Hi Julie,
Congrats on your successes!

I've been working away at my own start-up, and Marty has kindly been my board chair. We are doing something relatively simple – a 510(k) exempt device. It's a long way from the challenges of Dendreon.

I ended up with breast cancer in 2017 and, after decades of working on cancer innovations, was shocked at how non-innovative my treatment protocol was, even at MD Anderson. The side effect that most concerned me was chemotherapy-induced peripheral neuropathy because there is no cure. I discovered that cooling on the day of chemo can prevent the nerve damage but you have to cool without stopping for several hours until the drug sufficiently clears. There's nothing available to help cancer patients – I used baggies of frozen corn which was better than nothing but far from ideal.

We are solving that problem. We are the only company with a completely mobile cooling device that patients can wear, without stopping for 6-8 hours. The cooling gloves are sleek with conductive fingertips and the cooling booties are like shoes. We had an NCI SBIR Contract, and are a 2025 BrightEdge Entrepreneur (BrightEdge is the venture arm of the American Cancer Society). We have lots of validation that we are doing something very important but funding for pre-revenue device companies is worse than dreadful right now. We are at MVP stage, raising $1m to get to market.

Marty thought you might be interested in investing or might know someone who would be interested in what we are doing. I'll attach a current deck. If this looks interesting, I'd love to hop on a zoom call and catch up!
Carole

Carole Spangler Vaughn, PhD, MBA
CEO

<image001.png>

[redacted]

Disclaimer

Disclaimer

The information contained in this communication from the sender is confidential. It is intended solely for use by the recipient and others authorized to receive it. If you are not the recipient, you are hereby notified that any disclosure, copying, distribution or taking action in relation of the contents of this information is strictly prohibited and may be unlawful.

This email has been scanned for viruses and malware, and may have been automatically archived by Mimecast, a leader in email security and cyber resilience. Mimecast integrates email defenses with brand protection, security awareness training, web security, compliance and other essential capabilities. Mimecast helps protect large and small organizations from malicious activity, human error and technology failure; and to lead the movement toward building a more resilient world. To find out more, visit our website.

Carole Spangler Vaughn

From:	Carole Spangler Vaughn
Sent:	Tuesday, January 20, 2026 10:08 AM
To:	Mike Keene
Subject:	Update on Eisana Health - Wefunder campaign

Hi Mike,
I hope all is well with you and your wife.

In the meantime, we've launched an equity crowdfunding campaign on Wefunder. I'm sure you've bumped into this before. We chose Wefunder because they consolidate all the investors into one SPV so there's only one line on the cap table. And, Wefunder will keep track of everyone's investment so that if we have a successful exit, each investor will be rewarded.

As a first step, to be compliant, **we need to secure $50,000 in pledges**. Once we reach $50,000 in commitments, our campaign can go live and will be accessible by hundreds of people. You can find additional information on our company and a button to "reserve" a pledge here: https://wefunder.com/eisana.health The money we raise will help get this device to patients.

I know you indicated that you'd like to invest in the past and this is a nice way since there is no minimum. I'd love for you to join us on our mission to improve the quality of life of cancer survivors. Or, if you know someone (like a cancer survivor) who might like to help, feel free to forward this email.

Feel free to give me a call if you want to chat.
Carole

Required disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: Carole Spangler Vaughn
Sent: Friday, January 9, 2026 8:49 AM
To: 'Julie Eastland' [redacted]
Cc: [redacted]
Subject: RE: Outreach from old Dendreon colleague

Hi Julie,
We have $50k in on the raise – aiming for $1M. This is our second raise – in 2022 we raised $900k also on a Convertible Note.

Our minimum check size is $25k.
Carole

From: Julie Eastland <[redacted]>
Sent: Thursday, January 8, 2026 11:00 PM
To: Carole Spangler Vaughn [redacted]>

Cc: [redacted]
Subject: Re: Outreach from old Dendre [redacted]

Hi Carole and Marty!
Super interesting and such a real need for patients.

Carole, So glad you are doing well and hats off for developing this practical product.

Can you tell me where you are on the raise and what the average check size is?

Thanks.

Best regards,
Julie

On Jan 8, 2026, at 2:53 PM, Carole Spangler Vaughn [redacted] wrote:

Hi Julie,
Happy New Year! I hope your holidays were nice.

I actually went from Seattle to Hawaii to Texas. Talk about culture shock. My husband (Coast Guard) was stationed in Hawaii for 3 years and we LOVED it. When that came to an end, he retired and took a job at Exxon…hence the move to Texas. The kids will never forgive us for leaving Hawaii…

I am circling back to see if you have any interest in investing. We made a 2 minutes intro video which will bring you up to speed quickly: https://www.youtube.com/watch?v=J-PYNyHVyys

Do you want to set up some time to chat? I'd love to hear what you are up to.
Carole

From: Julie Eastland [redacted]>
Sent: Friday, November 14, 2025 2:00 PM
To: Carole Spangler Vaughn [redacted]
Cc: [redacted]
Su ect: RE: Outreac rom o Dendreon colleague

Hi Carole,
Wonderful to hear about your start up and the focus. I will take a look at the deck and be back in touch. Did you move to Texas (probably a long time ago!!)
Julie

Julie Eastland

[redacted]

From: Carole Spangler Vaughn <[redacted]
Sent: Friday, November 7, 2025 10:36 AM
To: Julie Eastland <[redacted]
Cc: [redacted]
Subject: Outreach from old Dendreon colleague

CAUTION: This email originated from outside the organization. Do not click links or open attachments unless you recognize the sender and know the content is safe.

Hi Julie,
Congrats on your successes!

I've been working away at my own start-up, and Marty has kindly been my board chair. We are doing something relatively simple – a 510(k) exempt device. It's a long way from the challenges of Dendreon.

I ended up with breast cancer in 2017 and, after decades of working on cancer innovations, was shocked at how non-innovative my treatment protocol was, even at MD Anderson. The side effect that most concerned me was chemotherapy-induced peripheral neuropathy because there is no cure. I discovered that cooling on the day of chemo can prevent the nerve damage but you have to cool without stopping for several hours until the drug sufficiently clears. There's nothing available to help cancer patients – I used baggies of frozen corn which was better than nothing but far from ideal.

We are solving that problem. We are the only company with a completely mobile cooling device that patients can wear, without stopping for 6-8 hours. The cooling gloves are sleek with conductive fingertips and the cooling booties are like shoes. We had an NCI SBIR Contract, and are a 2025 BrightEdge Entrepreneur (BrightEdge is the venture arm of the American Cancer Society). We have lots of validation that we are doing something very important but funding for pre-revenue device companies is worse than dreadful right now. We are at MVP stage, raising $1m to get to market.

Marty thought you might be interested in investing or might know someone who would be interested in what we are doing. I'll attach a current deck. If this looks interesting, I'd love to hop on a zoom call and catch up!
Carole

Carole Spangler Vaughn, PhD, MBA
CEO

<image001.png>

[redacted]

Disclaimer

Disclaimer

The information contained in this communication from the sender is confidential. It is intended solely for use by the recipient and others authorized to receive it. If you are not the recipient, you are hereby notified that any disclosure, copying, distribution or taking action in relation of the contents of this information is strictly prohibited and may be unlawful.

This email has been scanned for viruses and malware, and may have been automatically archived by Mimecast, a leader in email security and cyber resilience. Mimecast integrates email defenses with brand protection, security awareness training, web security, compliance and other essential capabilities. Mimecast helps protect large and small organizations from malicious activity, human error and technology failure; and to lead the movement toward building a more resilient world. To find out more, visit our website.

Carole Spangler Vaughn

From:	Carole Spangler Vaughn
Sent:	Monday, January 26, 2026 4:14 PM
To:	Mike Keene
Subject:	Following up on Eisana's community crowdfunding

Hi Mike,
We are only $13,250 away from hitting our target of $50,000!! Any chance you and your wife want to help us get our device to cancer patients, to prevent permanent nerve damage in hands and feet? Once we hit $50,000 in pledges, we can open up our campaign to all the investors on the Wefunder platform. Here's more information and a link to 'reserve' an investment: www.wefunder.com/eisana.health.

Thanks,
Carole

Required disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Carole Spangler Vaughn, PhD, MBA
CEO

EISANA HEALTH



Carole Spangler Vaughn

From:	Carole Spangler Vaughn
Sent:	Monday, January 26, 2026 4:20 PM
To:	Laurence Unger
Subject:	Update from Eisana Health

Dear Laurence,
How's married life? The first year can be pretty tough adjusting to another person. Hopefully it's all going well! I miss our lunches. Any chance you can squeeze me in sometime?

I know you had mentioned an interest in investing in Eisana but were concerned you weren't accredited. Well, now with our community round, that isn't a requirement.

We've made a ton of progress on our medical device. We've turned the idea into a real device that clinicians are clamoring for. I just signed on the most well-known breast cancer oncologist from UCSF/City of Hope, Dr. Hope Rugo. She's super excited about what we are doing and is all in on supporting us.

As a reminder, we are working very hard to prevent a very nasty side effect from cancer treatment – permanent nerve damage in hands and feet caused by common chemo drugs. Two of the worst offenders are Taxol (breast, ovarian and lung cancers) and oxaliplatin (colorectal and bladder cancers). We hope to be on market within a year and this device will help hundreds of thousands of cancer patients.

I'm guessing you know all about equity crowdfunding. As a first step, to be compliant, **we need to secure $50,000 in pledges**. Once we reach $50,000 in commitments, our campaign can go live and will be accessible by hundreds of people. Wefunder will keep track of everyone's investment so that if we have a successful exit, each investor will be rewarded. You can find additional information on our company and a button to "reserve" a pledge here: https://wefunder.com/eisana.health The money we raise will help get this device to patients.

We are at $36,750 and just need $13,250 more. I'd love for you to join us on our mission to improve the quality of life of cancer survivors. Or, if you know someone (like a cancer survivor) who might like to help, feel free to forward this email.

Do let me now if you have time for a lunch!

Carole

Required disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Carole Spangler Vaughn, PhD, MBA
CEO

EISANA HEALTH



Carole Spangler Vaughn

From:	Carole Spangler Vaughn
Sent:	Tuesday, January 27, 2026 12:43 PM
To:	Suresh Sundarababu, Executive Director of the SWAN Impact Network
Subject:	FW: Update from Eisana Health

Dear Suresh,
We're making good progress on our first goal of $50k in our Wefunder crowdfunding campaign. We have $37,750 already committed! Again, once we hit $50k in pledges, we can go live which will put us in front of hundreds of investors. We need capital to move forward so it is imperative that we hit $50k in pledges with our family and friends.

As a reminder, we are working very hard to prevent a very nasty side effect from cancer treatment – permanent nerve damage in hands and feet caused by common chemo drugs. Two of the worst offenders are Taxol (breast, ovarian and lung cancers) and oxaliplatin (colorectal and bladder cancers). We hope to be on market within a year and this device will help hundreds of thousands of cancer patients.

If you could possibly help us out, even with $1000, that would be so helpful. The link to "reserve" an investment is: https://wefunder.com/eisana.health The money we raise will help get this device to patients.

In addition, if you know someone (like a cancer survivor) who might like to help, feel free to forward this email.

Thanks!

Carole

Required disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Carole Spangler Vaughn, PhD, MBA
CEO

EISANA HEALTH

Carole Spangler Vaughn

From:	Carole Spangler Vaughn
Sent:	Tuesday, January 27, 2026 12:46 PM
To:	Darlene Boudreaux
Subject:	Update from Eisana Health

Dear Darlene,
I'm going to make a good guess that you are over in Hawaii right now, avoiding the weather. We are dying to get back.

I wanted to bring this back to your attention. We're making good progress on our first goal of $50k in our Wefunder crowdfunding campaign. We have $37,750 already committed! Again, once we hit $50k in pledges, we can go live which will put us in front of hundreds of investors. We need capital to move forward so it is imperative that we hit $50k in pledges with our family and friends.

As a reminder, we are working very hard to prevent a very nasty side effect from cancer treatment – permanent nerve damage in hands and feet caused by common chemo drugs. Two of the worst offenders are Taxol (breast, ovarian and lung cancers) and oxaliplatin (colorectal and bladder cancers). We hope to be on market within a year and this device will help hundreds of thousands of cancer patients.

If you could possibly help us out, even with $1000, that would be so helpful. The link to "reserve" an investment is: https://wefunder.com/eisana.health The money we raise will help get this device to patients.

In addition, if you know someone (like a cancer survivor) who might like to help, feel free to forward this email.

Thanks!

Carole

Required disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Carole Spangler Vaughn, PhD, MBA
CEO

EISANA HEALTH



Carole Spangler Vaughn

From:	Carole Spangler Vaughn
Sent:	Tuesday, January 27, 2026 12:48 PM
To:	John Abeles
Subject:	Update from Eisana Health

Dear Dr. Abeles,
Hopefully you are somewhere avoiding the winter storm.

I wanted to bring this back to your attention because you know about the importance of preventing CIPN. We're making good progress on our first goal of $50k in our Wefunder crowdfunding campaign. We have $37,750 already committed! Again, once we hit $50k in pledges, we can go live which will put us in front of hundreds of investors. We need capital to move forward so it is imperative that we hit $50k in pledges with our family and friends.

As a reminder, we are working very hard to prevent a very nasty side effect from cancer treatment – permanent nerve damage in hands and feet caused by common chemo drugs. Two of the worst offenders are Taxol (breast, ovarian and lung cancers) and oxaliplatin (colorectal and bladder cancers). We hope to be on market within a year and this device will help hundreds of thousands of cancer patients.

If you could possibly help us out, even with $1000, that would be so helpful. The link to "reserve" an investment is: https://wefunder.com/eisana.health The money we raise will help get this device to patients.

In addition, if you know someone (like a cancer survivor) who might like to help, feel free to forward this email.

Thanks!

Carole

Required disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Carole Spangler Vaughn, PhD, MBA
CEO

Carole Spangler Vaughn

From:	Carole Spangler Vaughn
Sent:	Tuesday, January 27, 2026 12:55 PM
To:	Shalini Sardana; Vidhi Data
Subject:	Update from Eisana Health
Attachments:	BE Texas Innovation Summit Booklet - Feb 2026.pdf

Dear Vidhi and Shalini,
Happy New Year. I hope things are going really well for you! I'm going to be pitching at the Texas Cancer Symposium – see attached draft program. It's at Pegasus Park, so Vidhi, maybe you can come? If you want to come, let me know so I can register you.

You got the initial announcement about our crowdfunding campaign in the investor mail-out. We're making good progress on our first goal of $50k in our Wefunder campaign. We have $37,750 already committed! Again, once we hit $50k in pledges, we can go live which will put us in front of hundreds of investors. We need capital to move forward so it is imperative that we hit $50k in pledges with our family and friends.

As a reminder, we are working very hard to prevent a very nasty side effect from cancer treatment – permanent nerve damage in hands and feet caused by common chemo drugs. Two of the worst offenders are Taxol (breast, ovarian and lung cancers) and oxaliplatin (colorectal and bladder cancers). We hope to be on market within a year and this device will help hundreds of thousands of cancer patients.

If you could possibly help us out, even with $1000, that would be so helpful. The link to get more information and "reserve" an investment is: https://wefunder.com/eisana.health The money we raise will help get this device to patients.

In addition, if you know someone (like a cancer survivor) who might like to help, feel free to forward this email.

Thanks!

Carole

Required disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Carole Spangler Vaughn, PhD, MBA
CEO

EISANA HEALTH

[redacted]

Carole Spangler Vaughn

From: Carole Spangler Vaughn
Sent: Tuesda , Januar 27, 2026 12:58 PM
To: [redacted]
Subject: FW: Update rom Eisana Health
Attachments: BE Texas Innovation Summit Booklet - Feb 2026.pdf

Dear Valerie,
Happy New Year. I hope things are going really well for you!

You got the initial announcement about our crowdfunding campaign in the investor mail-out. We're making good progress on our first goal of $50k in our Wefunder campaign. We have $37,750 already committed! Again, once we hit $50k in pledges, we can go live which will put us in front of hundreds of investors. We need capital to move forward so it is imperative that we hit $50k in pledges with our family and friends.

As a reminder, we are working very hard to prevent a very nasty side effect from cancer treatment – permanent nerve damage in hands and feet caused by common chemo drugs. Two of the worst offenders are Taxol (breast, ovarian and lung cancers) and oxaliplatin (colorectal and bladder cancers). We hope to be on market within a year and this device will help hundreds of thousands of cancer patients.

If you could possibly help us out, even with $1000, that would be so helpful. The link to get more information and "reserve" an investment is: https://wefunder.com/eisana.health The money we raise will help get this device to patients.

In addition, if you know someone (like a cancer survivor) who might like to help, feel free to forward this email.

Thanks!

Carole

Required disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Carole Spangler Vaughn, PhD, MBA
CEO

EISANA
HEALTH

[redacted]

[redacted]